VF 9-11-03

**AM 9-2-2003

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED AUG 2 9 2003



03051923

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65734

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MTT Fundcorp, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 N. Pearl Street Suite 900
(No. and Street)

Dallas, TX 75201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michele H. Leftwich (214) 953-0066
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — *if individual, state last, first, middle name*)

1717 Main Street Suite 500 Dallas Texas 75201
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/11

OATH OR AFFIRMATION

I, Michele H. Leftwich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MTT Fundcorp, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



NOTARY PUBLIC
STATE OF TEXAS
REBECCA ANN STRAIN
MY COMMISSION EXPIRES
July 26, 2006

Rebecca Ann Strain
Notary Public

Michele H Leftwich
Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Certified Public Accountants

MTT Fundcorp, Inc.

June 30, 2003

MTT Fundcorp, Inc.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

For the period from inception (December 12, 2002) to June 30, 2003

CONTENTS

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Board of Directors
MTT Fundcorp, Inc.

We have audited the accompanying statement of financial condition of MTT Fundcorp, Inc., as of June 30, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the period from inception (December 12, 2002) to June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MTT Fundcorp, Inc. at June 30, 2003, and the results of its operations and its cash flows for the period from inception (December 12, 2002) to June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
August 8, 2003

Suite 500
1717 Main Street
Dallas, TX 75201
T 214.561.2300
F 214.561.2370
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

MTT Fundcorp, Inc.

STATEMENT OF FINANCIAL CONDITION

June 30, 2003

ASSETS

Cash	$ 96,362
Due from clearing broker	755
Deposit with clearing broker	40,000
Total assets	$137,117

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to Parent	$ 20,485
Accounts payable and accrued liabilities	1,271
Total liabilities	21,756
Stockholder's equity	
Common stock, $.01 par value; authorized, 1,000 shares; issued and outstanding, 100 shares	1
Additional paid-in capital	124,999
Accumulated deficit	(9,639)
Total stockholder's equity	115,361
Total liabilities and stockholder's equity	$137,117

The accompanying notes are an integral part of this statement.

MTT Fundcorp, Inc.

STATEMENT OF OPERATIONS

For the period from inception (December 12, 2002) to June 30, 2003

Revenues	
Commissions and 12b-1 fees	$ 1,751
Interest	30
Total revenue	1,781
Expenses	
Clearing charges	2,881
Regulatory fees	7,039
Other	1,500
Total expenses	11,420
Net loss	$(9,639)

The accompanying notes are an integral part of this statement.

MTT Fundcorp, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the period from inception (December 12, 2002) to June 30, 2003

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Issuance of common stock	$ 1	$124,999	$ -	$125,000
Net loss	-	-	(9,639)	(9,639)
Balance at June 30, 2003	$ 1	$124,999	$(9,639)	$115,361

The accompanying notes are an integral part of this statement.

MTT Fundcorp, Inc.

STATEMENT OF CASH FLOWS

For the period from inception (December 12, 2002) to June 30, 2003

Cash flows from operating activities	
Net loss	$ (9,639)
Changes in operating assets and liabilities	
Due from clearing broker	(755)
Deposit with clearing broker	(40,000)
Payable to Parent	20,485
Accounts payable and accrued liabilities	1,271
Net cash used in operating activities	(28,638)
Cash flows from financing activities	
Proceeds from issuance of common stock	125,000
Net increase in cash	96,362
Cash, beginning of period	-
Cash, end of period	$ 96,362

The accompanying notes are an integral part of this statement.

MTT Fundcorp, Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2003

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

MTT Fundcorp, Inc. (the Company), is a broker-dealer registered with the Securities and Exchange Commission under the exemptive provisions of Rule 15c3-3(k)(2)(ii) and a member of the National Association of Securities Dealers, Inc. The Company acts as an introducing broker-dealer serving customers in Texas. The Company is a Texas corporation and is a wholly owned subsidiary of MUTUALS.com Holding Corp. (the Parent).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Due from Clearing Broker

Due from clearing broker represents cash balances from distribution and management fees collected by the Company's clearing broker on behalf of the Company.

Revenue Recognition

Commission revenue and expenses related to securities transactions are recorded on the trade-date basis.

Income Taxes

The Company is included in the consolidated Federal income tax return of the Parent. The Company records income taxes under Financial Accounting Standards Board Statement No. 109 using the liability method, as though it filed a separate return. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. At June 30, 2003, there were no significant basis differences. Because of uncertainty of utilization of the Company's net operating loss carryforward (approximately $10,000 at June 30, 2003), no tax benefit has been reflected in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

MTT Fundcorp, Inc.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

June 30, 2003

NOTE C - MANAGEMENT FEE PAID TO PARENT

The Parent provides the Company with office space in exchange for a fee of $500 per month under an operating lease expiring December 2006. The Parent also provides personal property, staff and general and administrative services to the Company. During the period from inception (December 12, 2002) to June 30, 2003, no charges were made by the parent as the Company did not have significant business activities.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2003, the Company had net capital of $115,361, which was $110,361 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.19 to 1.

NOTE E - DUE FROM CLEARING BROKER AND DEPOSITS WITH CLEARING BROKER

The Company introduces its customers to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. The Company's clearing broker is exposed to risk of loss in the event the customer fails to satisfy its obligation. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. Management believes that risk of loss relating to the indemnity is minimal due to the Company's policy of requiring funds to be received prior to executing transactions and the fact that transactions are substantially all in mutual funds, which management believes have generally lower volatility and are not generally purchased using margin.

SUPPLEMENTAL SCHEDULES

MTT Fundcorp, Inc.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2003

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$115,361
Deductions and/or charges:	
Nonallowable assets	-
Haircuts on securities	-
Net capital	$115,361

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 21,756

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,450
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$110,361
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$113,185
Ratio: aggregate indebtedness to net capital	0.19:1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in the Company's Part IIA (Unaudited) Focus Report	$116,861
Audit adjustments	(1,500)
Net capital, as calculated above	$115,361
Aggregate indebtedness, as reported in the Company's Part IIA (Unaudited) Focus Report	$ 20,256
Audit adjustments and reclassifications	1,500
Aggregate indebtedness, as presented above	$ 21,756

MTT Fundcorp, Inc.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2003

The Company is exempt from Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the rule.

SUPPLEMENTAL REPORT

Grant Thornton

Accountants and Business Advisors

REPORT ON INTERNAL CONTROL

Board of Directors
MTT Fundcorp, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of MTT Fundcorp, Inc. (the Company) for the period from inception (December 12, 2002) to June 30, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Suite 500
1717 Main Street
Dallas, TX 75201
T 214.561.2300
F 214.561.2370
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's criteria.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
August 8, 2003



www.grantthornton.com

Grant Thornton LLP
US Member of
Grant Thornton International